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                               February 27, 2024

       Nick Bhargava
       Chief Executive Officer
       Groundfloor Loans 1, LLC
       600 Peachtree Street
       Atlanta, GA 30308

                                                        Re: Groundfloor Loans
1, LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted January
31, 2024
                                                            CIK 0002002281

       Dear Nick Bhargava:

                                                        We have reviewed your
draft offering statement and have the following comment.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
       Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

       Draft Offering Statement on Form 1-A

       Risk Factors
       By Purchasing Shares in this Offering..., page 26

   1. Please reconcile your disclosure in this risk factor that arbitration must be conducted in the State of Georgia
with the terms of the subscription agreement including section
                                                        13 which refer to the
State of Virginia in the Washington, D.C. metropolitan area.
 Nick Bhargava
FirstName LastNameNick
Groundfloor Loans 1, LLCBhargava
Comapany27,
February  NameGroundfloor
            2024           Loans 1, LLC
February
Page 2 27, 2024 Page 2
FirstName LastName
       Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction